Tida Samalapa
Executive Vice President

Thai Farmers Bank
Public Company Limited

02028608

12g3-2(b) File No.82-4922

Ref No. CN. 117/2002

April 19, 2002

Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549
U.S.A.

RECD S.E.C.
APR 19 2002
1086

SUPPL

Dear Sirs:

We are transmitting herewith, in accordance with our undertakings pursuant Rule 12g3-2 (b) under the United States Securities Exchange Act of 1934, an English language summary of certain information that is being made public in Thailand.

Please arrange for the attached to be placed in our Rule 12g3-2 (b) "file" with the Commission.

Yours sincerely,

PROCESSED
MAY 01 2002
THOMSON
FINANCIAL

dlw 4/23

Thai Farmers Bank Public Company Limited

Summary Statement of Liabilities and Assets

as at March 31, 2002

C.B.1.1

	Baht
Assets	
Cash	10,151,798,378.79
Interbank and money market items, net	157,708,890,391.11
Securities purchased under resale agreements	14,319,000,000.00
Investments, net (with obligations Baht 31,660,000.00)	126,567,801,707.94
Credit advances (net of allowance for doubtful accounts)	431,050,167,732.28
Accrued interest receivables	2,090,115,476.94
Properties foreclosed, net	11,510,808,626.70
Customers' liabilities under acceptances	594,022,384.71
Premises and equipment, net	22,160,499,398.90
Other assets	6,966,307,993.41
Total Assets	783,139,412,090.78
Customers' liabilities under unmatured bills	2,845,927,937.08
Total	785,985,340,027.86
Liabilities	
Deposits	676,076,373,391.92
Interbank and money market items	9,464,714,088.61
Liabilities payable on demand	2,763,645,761.30
Securities sold under repurchase agreements	0.00
Borrowings	48,607,741,614.07
Bank's liabilities under acceptances	594,022,384.71
Other liabilities	17,615,265,615.45
Total liabilities	755,121,762,856.06
Shareholders' equity	
Paid-up share capital (registered share capital Baht 26,900,946,900.00)	23,530,947,170.00
Reserves and net profit after appropriation	(4,890,895,465.64)
Other reserves and profit and loss account	9,377,597,530.36
Total shareholders' equity	28,017,649,234.72
Total Liabilities and Shareholders' Equity	783,139,412,090.78
Bank's liabilities under unmatured bills	2,845,927,937.08
Total	785,985,340,027.86

AL.

Non-Performing Loans (12.89% of total loans before allowance for doubtful accounts)	60,409,500,953.25
* Loans to related parties	6,433,133,863.30
Loans to related asset management companies	36,010,000,000.00
Borrowings as part of subordinated debentures cum preferred shares to be included in the Tier 1 Capital, permitted by the Bank of Thailand	19,967,145,600.00
Legal capital fund	66,714,482,924.02
Changes in liabilities and assets this month due to the penalty expenses from violating the Commercial Banking Act B.E. 2505 and amended Act, section	-
International Banking Facility's assets and liabilities	
Total assets	6,965,179,462.05
Total liabilities	861,912,245.61
Significant contingent liabilities	
Avals to bills and guarantees of loans	8,249,620,079.92
Letters of credit	7,485,908,354.35

Remark : * Including Baht 5,835 million loans to customers which the Bank had restructured.

AL.

Thai Farmers Bank Public Company Limited

Statements of Income

For the three - month periods ended March 31,

(Unreviewed)

(Unit : Baht)

	2002	2001
Interest and dividend income	8,664,522,808.37	9,859,408,586.47
Interest expenses	4,614,673,680.25	5,772,790,440.30
Net income from interest and dividend	4,049,849,128.12	4,086,618,146.17
Bad debt and doubtful accounts (reversal)	(1,195,111,879.12)	(1,352,487,439.59)
Loss on debt restructuring	1,195,111,879.12	1,352,487,439.59
Non - interest income	2,403,582,424.01	3,271,626,729.81
Share of Profit(loss)from investments on equity method	(169,677,417.63)	(613,222,694.99)
Loss on impairment of assets	12,227,205.89	1,714,915,190.03
Contribution to financial institutions development funds	676,402,565.49	657,924,443.49
Other operating expenses	3,684,123,272.63	4,296,131,455.78
Income tax expenses	(11,693,582.52)	17,383,764.03
Net income	1,922,694,673.01	58,667,327.68
Basic earnings per share	0.82	0.02

AL

The Bank's operating results for the quarter ended March 31, 2002 includes the following notes.

1. From the first quarter of 2002 onward, the Bank of Thailand has amended the definition of non-performing loans, according to the Bank of Thailand's notification: "The amendment of definition of non-performing loans and reports required to be submitted by commercial banks" dated February 27, 2002 requires that in calculating the ratio of non-performing loans to total loans, deductions from both non-performing loans and total loans with the portion of unsecured and fully reserved doubtful loans need to be done.

   As at March 31, 2002, The Bank and its asset management companies recorded non-performing loans (including financial institutions) as follows:

(Millions of Baht)

	The Bank	The Bank and Thonburi Asset Management Company	The Bank, Thonburi Asset Management Company and Chanthaburi Asset Management Company*
Non-performing loans	60,409.5	95,218.9	108,308.7
Total loans used for NPL ratio calculation	468,639.6	494,106.6	495,955.0
As percentage of total loans (including financial institutions)	12.89	19.27	21.84

* Should "investment in loans" in Chanthaburi Asset Management Company be treated as "loans" as previously practised prior to the Bank of Thailand's notification dated May 10, 2001, the consolidated NPLs of the Bank with the two asset management companies would be as shown above.

2. From January 1, 2002 onward, the Bank of Thailand has eased the regulations on loan classification and provisions in the notification: "Worthless or irrecoverable assets and other doubtful assets which may be worthless or irrecoverable" dated February 18, 2002.

   2.1 As at March 31, 2002, the Bank and its asset management companies recorded classified loans, accrued interest receivables and allowance for doubtful accounts (including financial institutions) in according to the new Bank of Thailand's regulation as follows:

(Millions of Baht)

	The Bank		The Bank and Thonburi Asset Management Company	
	Loans and accrued interest receivables	Allowance for doubtful accounts	Loans and accrued interest receivables	Allowance for doubtful accounts
Normal	397,654.3	3,976.5	387,230.6	3,872.3
Special Mention	8,934.9	178.7	10,008.3	200.2
Sub-Standard	9,426.7	588.2	9,851.4	609.2
Doubtful	10,619.7	1,792.0	10,774.1	1,839.1
Loss	45,463.7	1,452.5	81,542.3	19,172.3
Total	472,099.3	7,987.9	499,406.7	25,693.1

2.2 As at March 31, 2002, the Bank and its asset management companies recorded total allowance for doubtful accounts (including financial institutions) in according to the Bank of Thailand's regulation as follows:

(Millions of Baht)

	The Bank	The Bank and Thonburi Asset Management Company
Allowance for doubtful accounts from classified loans	7,987.9	25,693.1
Allowance for revaluation on debt restructuring	4,075.4	4,188.0
Total allowance for doubtful accounts as required by the Bank of Thailand	12,063.3	29,881.1

AL

2.3 As at March 31, 2002, the Bank and its asset management companies recorded the allowance for doubtful accounts (including financial institutions) as follows:

(Millions of Baht)

	The Bank	The Bank and Thonburi Asset Management Company	The Bank, Thonburi Asset Management Company and Chanthaburi Asset Management Company*
Allowance for doubtful accounts and Allowance for revaluation on debt restructuring	29,493.0	54,773.9	56,961.0
Allowance for doubtful accounts as required by the Bank of Thailand	12,063.3	29,881.1	31,339.9
As percentage of allowance for doubtful accounts as required by the Bank of Thailand	244.48	183.31	181.75

*Should "Investment in loans" in Chanthaburi Asset Management Company be treated as "loans" as previously practised prior to the Bank of Thailand's Notification dated May 10, 2001, the consolidated allowance for doubtful accounts of the bank with the two asset management companies would be as shown above.

3. From the fourth quarter of 1999 to the fourth quarter of 2001, the Bank had recorded unsecured doubtful loans written off accumulated amounting to Baht 86,306.7 Million.

   However, effective on January 1, 2002, the Bank of Thailand has cancelled the regulations on loans written off for the unsecured and fully reserved doubtful loans in the notification: "Worthless or irrecoverable assets and other doubtful assets which may be worthless or irrecoverable" dated February 18, 2002.

   This quarter, without written off, the unsecured and fully reserved doubtful loans stood at Baht 2,053.0 Million.

4. This quarter, under the deferred income tax policy, the Bank has recorded an accounting tax benefit of Baht 12 million.

FL

5. As at March 31, 2002, Capital Adequacy Ratios of the Bank including two asset management companies are as follows:

	Ratios (%)
Tier-1 Capital *	7.38
Tier-2 Capital	5.55
Total Capital Funds *	12.93

* Excluding net income for the second period of 2001.

Under the Bank of Thailand's regulations, net income for the second period can be counted as Tier-1 Capital only if it is approved by the majority votes of the Shareholders Meeting. This year, the meeting was held on April 3, 2002.

Should the second period's profit of 2001 be counted as the Bank's Capital, the Tier-1 Capital and the Total Capital Funds would be 7.56% and 13.20%, respectively.

AL

Thai Farmers Bank
Public Company Limited

Summary Statement of Liabilities and Assets

as at March 31, 2002

Assets	Baht	Liabilities	Baht
Cash	10,151,798,378.79	Deposits	676,078,373,891.92
Interbank and money market items, net	157,708,890,381.11	Interbank and money market items	9,464,714,086.61
Securities purchased under resale agreements	14,819,000,000.00	Liabilities payable on demand	2.789,845,761.30
Investments, net (with obligations Baht 31,660,000.00)	126,567,801,707.94	Securities sold under repurchase agreements	-
Credit advances (net of allowance for doubtful accounts)	431,050,187,732,29	Borrowings	48,607,741,614.07
Accrued interest receivables	2,090,115,476.94	Bank's liabilities under acceptances	594,022,384.71
Properties foreclosed, net	11,510,808,628.70	Other liabilities	17,616,285,615.45
Customers' liabilities under acceptances	594,022,384.71	Total liabilities	755,121,762,856.06
Premises and equipment, net	22,180,499,398.80		
Other assets	6,966,307,983.41	**Shareholders' equity**	
		Paid-up share capital	
		(registered share capital Baht 26,800,946,9[illegible]0 00)	23,550,947,170.00
		Reserves and net profit after appropriation	(4,890,895,465.64)
		Other reserves and profit and loss account	9,377,597,530.36
		Total shareholders' equity	28,017,649,234.72
Total Assets	783,139,412,090.78	Total Liabilities and Shareholders' Equit	783,139,412,090.78
Customers' liabilities under unmatured bills	2,845,927,937.08	Bank's liabilities under unmatured bills	2,845,927,937.08
Total	785,985,340,027.86	Total	785,985,340,027.86

	Baht
Non-Performing Loans (12.89% of total loans before allowance for doubtful accounts)	60,409,[illegible],953.25
* Loans to related parties	6,433,[illegible],863.30
Loans to related asset management companies	36,010,[illegible],000.00
Borrowings as part of subordinated debentures cum preferred shares to be included in the Tier 1 Capital, permitted by the Bank of Thailand	19,987,[illegible],600.00
Legal capital fund	66,714,[illegible],924.02
Changes in liabilities and assets this month due to the penalty expenses from violating the Commercial Banking Act B.E. 2505 and amended Act, section	-
International Banking Facility's assets and liabilities	
Total assets	6,965,17[illegible],462.05
Total liabilities	861,[illegible],245.61
Significant contingent liabilities	
Avals to bills and guarantees of loans	8,249,[illegible],079.92
Letters of credit	7,485,[illegible],354.35

Remark : * Including Baht 5.835 million loans to customers which the Bank had restructured.

Ar